Filed pursuant to Rule 433

March 9, 2012

Relating to

Preliminary Prospectus Supplement dated March 8, 2012 to

Prospectus dated April 24, 2009

Registration Statement No. 333-158762

KIMCO REALTY CORPORATION

16,000,000 DEPOSITARY SHARES

EACH REPRESENTING 1/1000 OF A SHARE OF 6.000% CLASS I

CUMULATIVE REDEEMABLE PREFERRED STOCK

FINAL TERM SHEET

Issuer:	Kimco Realty Corporation

Securities Offered:	Depositary shares each representing 1/1000 of a share of 6.000% Class I cumulative redeemable preferred stock

Transaction Size:	16,000,000 depositary shares

Over-Allotment Option:	2,400,000 depositary shares

Public Offering Price:	$25.00 per depositary share

Type of Security:	SEC Registered

Expected Ratings*:	Moody’s: Baa2 (Stable), S&P: BBB- (Stable), Fitch BBB- (Stable)

Maturity:	Perpetual (unless redeemed by the Issuer pursuant to its optional redemption right on or after March 20, 2017)

Redemption:

The Class I preferred stock and the depositary shares representing the Class I preferred stock are not redeemable until March 20, 2017. On or after March 20, 2017, such shares may be redeemed for cash at the Issuer’s option, in whole or in part, at a redemption price of $25,000.00 per share of the Class I preferred stock (equal to $25.00 per depositary share), plus any accrued and unpaid dividends to, but excluding, the date of redemption

Aggregate Liquidation Preference:	$400,000,000 ($25,000.00 per share of Class I preferred stock, equivalent to $25.00 per depositary share)

Dividend Rate (Cumulative):

Subject to authorization by the Issuer’s Board of Directors and declaration by the Issuer, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on July 15, 2012 at the rate of 6.000% of the $25,000.00 liquidation preference per year, or $1,500.0000 per year per share of Class I preferred stock (equal to $1.5000 per year per depositary share), and accruing from March 20, 2012

Purchase Price by Underwriters:	$24.2125 per depositary share sold to retail accounts and $24.5000 per depositary share sold to institutional accounts

Net Proceeds to Issuer (before expenses):

Approximately $388.1 million (or approximately $446.2 million if the underwriters’ over-allotment option is exercised in full, assuming all such shares are sold to retail accounts), after deducting the underwriting discount

Use of Proceeds:

The Issuer intends to use the net proceeds for general corporate purposes, including to reduce borrowings outstanding under its revolving credit facility by at least $225 million and to redeem shares of its preferred stock when they become redeemable at the Issuer’s option

Settlement Date:	March 20, 2012 (T+7)

CUSIP Number:	49446R 794

ISIN Number:	US49446R 7944

Listing:	The Issuer intends to file an application with the NYSE and trading is expected to begin within 30 days of issuance

Bookrunners:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC

Joint Lead Managers:	J.P. Morgan Securities LLC RBC Capital Markets Corporation

Co-Managers:

Deutsche Bank Securities Inc.
Raymond James & Associates, Inc.
Credit Suisse Securities (USA) LLC
Morgan Keegan & Company, Inc.
Piper Jaffray & Co.
Stifel, Nicolaus & Company, Incorporated
BNY Mellon Capital Markets, LLC
Scotia Capital (USA) Inc.

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus dated April 24, 2009 as supplemented by a preliminary prospectus supplement dated March 8, 2012) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement and the prospectus dated April 24, 2009 in that registration statement, this communication and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling (i) Citigroup Global Markets Inc., toll-free 1-800-831-9146, (ii) Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free 1-800-294-1322, (iii) UBS Securities LLC, toll-free 1-877-827-6444, ext. 561-3884, or (iv) Wells Fargo Securities, LLC, toll-free 1-800-326-5897.

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